SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: May 2nd, 2005, for the month of April, 2005

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ANNUAL REPORT 2004
FORM 20-F
IFRS QUARTERLY 2004
DIGI RELEASE TODAY
NOTICE FOR ANNUAL GENERAL MEETING
INNSIDEKJØP
SIGNATURES

ANNUAL REPORT 2004   printed annual/quarterly report

Telenor ASA’s annual report 2004 is now available on:

http://www.telenor.com/ir
http://www.telenor.no/ir

FORM 20-F   other announcements     ☐  776K

Attached is the Form 20-F filed at SEC

IFRS QUARTERLY 2004   other announcements     ☐  102K

Attached is the quarterly IFRS figures for 2004 on the new reporting structure

DIGI RELEASE TODAY   other announcements

Telenor’s subsidiary in Malaysia, Digi.Com, has reported their first quarter figures to the Kuala Lumpur Stock Exchange today. The reported figures in NOK mill. according to IFRS are as follows:

–	Revenues: 1,034
–	EBITDA: 451
–	EBIT: 193

NOTICE FOR ANNUAL GENERAL MEETING   general meeting information     ☐  32K      ☐  32K       ☐  40K

Attached is the notice for Telenor ASA’s Annual General Meeting and the proposal from the Election Committee

INNSIDEKJØP   mandatory notification of trade

Primary insider buying

President and CEO of Telenor, Jon Fredrik Baksaas, has today acquired 5000 ordinary shares in Telenor ASA at the price NOK 52.25 per share. After the acquisition, Baksaas owns 34.697 shares in Telenor ASA.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:
Name:	Torstein Moland
(sign.)
Title:	CFO

Date: 2nd May, 2005